Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						SIX MONTHS
						ENDED
		TWELVE MONTHS ENDED DECEMBER 31,				JUNE 30,
(in thousands, except ratio)	2009	2010	2011	2012	2013	2014
(Loss) income from continuing operations before taxes	$(240,542)	$(80,497)	$(32,732)	$43,967	$195,691	$90,373
Share of distributed (income) loss of
50%-or-less-owned affiliates,
net of equity pickup	(308)	3,705	976	(1,218)	(1,202)	(363)
Amortization of capitalized interest	51,477	40,791	32,068	40,612	52,362	22,246
Interest	46,949	55,615	56,635	59,503	68,184	34,818
Less: interest capitalized during the period	(35,931)	(31,221)	(38,032)	(42,327)	(59,208)	(34,283)
Interest portion of rental expense	4,354	3,733	2,360	1,976	2,182	1,201
(LOSS) EARNINGS	$(174,001)	$(7,874)	$21,275	$102,513	$258,009	$113,992

Interest	$46,949	$55,615	$56,635	$59,503	$68,184	$34,818
Interest portion of rental expense	4,354	3,733	2,360	1,976	2,182	1,201
FIXED CHARGES	$51,303	$59,348	$58,995	$61,479	$70,366	$36,019

(DEFICIENCY) SURPLUS	$(225,304)	$(67,222)	$(37,720)	$41,034	$187,643	$77,973

Ratio of earnings to fixed charges	-	-	-	1.67	3.67	3.16